
November 16, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corp.
9002 Technology Lane
Fishers, IN 46038

> **Re: American Resources Corp.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 9, 2018**
> **File No. 000-55456**

Dear Mr. Jensen:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Information Statement on Schedule 14C

General

1. Please amend your information statement to disclose the reasons for the proposed modifications to the classes of stock and the general effect of the modifications upon the rights of existing holders. In particular, please provide more information regarding your newly created Series C Preferred Stock and the revisions to your Series A Preferred Stock.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications